Exhibit 21.1

Subsidiaries of Potlatch Corporation (1)

Name	State in Which Organized
PFHI Idaho Investment LLC	Delaware
PFPC McCall Investment LLC	Delaware
Potlatch Forest Holdings, Inc.	Delaware
Potlatch Lake States Timberlands LLC	Delaware
Potlatch Land & Lumber, LLC	Delaware
Potlatch Minnesota Timberlands LLC	Delaware
Potlatch Timberlands LLC	Delaware
Potlatch Wisconsin Timberlands LLC	Delaware

(1)	All of the subsidiaries in the above list are wholly owned, either directly or indirectly, by Potlatch Corporation.